Filed by Sky Financial Group, Inc. Exchange Act Number 001-14473 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Waterfield Mortgage Company, Incorporated

Top 20 Frequently Asked Questions (FAQ)

Posted on UFB Web and for e-communication to UFB Customers

Union Federal Bank and Sky Merger

February 2006

MERGER RELATED

Q.	Why did Union Federal decide to merge at this time?

A.	Waterfield, as a privately held company, has limited access to new capital to support the significant growth pattern, which the company has enjoyed. To enable the business to continue to grow, and to provide its shareholders with liquidity, the Board of Directors decided to partner Union Federal with a strong, growing publicly-traded bank. Sky Bank offers strong solutions to both of these objectives as well as a culture that meshes well with that of Union Federal.

Q.	Why did Union Federal choose Sky Bank as its partner?

A.	Union Federal Bank proactively sought a partner that reflected its culture and at the same time provided the bank with additional capital to bring to the Indiana market. The merger will also provide Union Federal clients with new capabilities and even more services and products.

Q.	Will the Bank’s name change?

A.	Yes. Union Federal will become Sky Bank.

Q.	Will Union Federal maintain its current products or convert them to Sky products?

A.	Sky offers a standardized set of products and fees across all banking regions based on a competitive review, product features and client needs. It is anticipated that Union Federal clients will be transitioned to Sky products, which are very similar to Union Federal’s product offerings.

Q.	Will Sky Bank continue Union Federal’s approach as a community-based bank with local decision-making?

A.	Yes. Sky’s structure drives decision-making to the local level, closest to the client. Union Federal will become Sky’s ninth region. Each region and regional president is responsible for the success of its market areas. You will continue to work with the same people you see every day at your local office or department.

Q.	Will any branch offices be consolidated?

A.	Sky has no plans to consolidate or close any offices due to this merger. However, as Union does now, Sky will continually evaluate offices to ensure they are appropriately supporting the markets they serve.

Q.	Will the bank stay in the same downtown headquarters building?

A.	Sky Bank’s Indiana operations will continue to be headquartered at 45 N. Pennsylvania St., Indianapolis. Union Federal will become Sky’s ninth region and will have a regional president, management team and board. Sky’s structure drives decision-making to the local level, closest to the customers. Each region and regional president is responsible for the success of its market areas.

Q.	Will Sky be active in supporting the local community with charitable giving and encourage active employee involvement in civic functions?

A.	Sky’s structure drives decision-making to the local level. Each region and regional president is responsible for the success of its market areas, including local community and charitable support.

CHECKING ACCOUNTS

Q.	Does Sky have a checking account that will match my account with Union Federal?

A.	While the accounts may not match exactly, Sky offers a variety of checking accounts that are similar to Union Federal’s offerings to fit a variety of client needs

Q.	Can I continue to use my Union Federal checks when the bank becomes Sky Bank?

A.	Sky will attempt to make this transition as smooth as possible for our clients. At this time it has not been determined if new checks will be required. Once a final decision has been determined Sky will communicate any changes and if necessary provide you with a FREE initial supply of checks for your use.

ATMs

Q.	Are Sky ATMs a part of a larger network?

A.	Yes. Sky uses the STAR network as well as other networks with all of its 300 plus ATMs.

Q.	Will I have to change my Union Federal ATM/Debit card PIN number?

A.	An integration team has not yet determined at this time if a new ATM/Debit card will be required. Once that decision has been made, you can expect to be notified of the decision and any impact that may have to your existing PIN number. Until further notice, please continue to use your card and PIN just as you do now.

Q.	Does Sky Bank have ATM’s located at places other than the branch?

A.	Yes. Sky Bank has over 300 ATM’s conveniently located throughout the communities it serves. A number of these are free-standing machines located in some department stores, supermarkets and convenience stores, all of which can be located on the Sky Bank web site at www.skyfi.com.

FDIC INSURANCE

Q.	What will happen to my FDIC insurance coverage?

A.	After Union Federal becomes Sky, your FDIC insurance will continue as before. Sky follows the same rules as Union Federal when it comes to federally-insured deposits.

HOURS QUESTIONS

Q.	Will my banking hours change?

A.	Changes to the hours of operation at the existing Union Federal offices are not expected at this time.

LOAN PAYMENTS

Q.	I have my loan payment at Union Federal withdrawn automatically from my checking account. Will that payment continue to be automatically withdrawn?

A.	Yes, that can continue. However, at this time, integration teams are working on all the procedures that pertain to all accounts. You will be notified if you need to do anything further to continue to authorize this automatic transaction.

TAXES

Q.	Who will send me my full year tax information on my interest-bearing deposit account?

A.	The merger is anticipated to be complete sometime in the third quarter of 2006. Accordingly, Union Federal will handle all tax information up until that time. It is anticipated that Sky Bank will collect your tax information on your behalf from Union Federal and will send you the interest information on your accounts transferred to Sky Bank detailing full-year information.

SAVINGS & CDs

Q.	How often will I get a statement on my savings account?

A.	You will receive a statement semi-annually. (NOTE: if you have a combined statement or electronic transactions, you will receive a monthly statement or a statement as required by regulation.)

CONVENIENCE BANKING

Q.	I currently call an 800 # to listen to my account activity. Does Sky Bank offer that service?

A.	Yes. The Sky Bank client service center is staffed by specialists ready to take your call after your accounts have been converted to Sky. Until that time, please continue to do your banking just as you do today. Once we have transitioned to Sky, the staff is available to assist you from 8 a.m. to 5 p.m. Monday through Friday and 8 a.m. to 1 p.m. on Saturday, EST. In addition, your account activity information can be obtained through Sky’s automated Telephone Banking, 24 hours per day and 7 days per week.

Q.	Does Sky Bank offer Online banking?

A.	Yes. Sky Bank offers an online banking service, which is available 24 hours a day with free access to your financial accounts.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the transaction between Sky Financial Group, Inc. and Waterfield Mortgage Company, Incorporated, including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Sky Financial’s and Waterfield Mortgage’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Sky Financial’s and Waterfield Mortgage’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Sky Financial and Waterfield Mortgage may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the anticipated cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Waterfield Mortgage may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted or may disproportionately impact our activities in certain market areas; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Sky Financial’s and Waterfield Mortgage’s markets; (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations; and (11) facts or circumstances may arise with respect to Waterfield Mortgage that were not disclosed or made available to Sky Financial. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Sky Financial’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on

Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Sky Financial or Waterfield Mortgage or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Sky Financial and Waterfield Mortgage do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed merger, a registration statement on Form S-4, including a proxy statement/prospectus, and other materials will be filed with the SEC. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. Stockholders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Sky Financial with the SEC at the SEC’s Internet site at www.sec.gov. Free copies of the proxy statement/prospectus, once available, and each of Sky Financial’s other filings with the SEC are also available on Sky Financial’s Internet site at www.skyfi.com, or by request to Sky Financial’s Shareholder Relations Department, 10 E. Main Street, Salineville, Ohio 43945

Participants in the Solicitation

Sky Financial, Waterfield Mortgage Company and their respective directors, executive officers and other members of their management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Waterfield Mortgage Company’s stockholders with respect to the proposed merger. Information regarding the officers and directors of Sky Financial is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on February 22, 2005. Other information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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